Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated January 31, 2018

Relating to Preliminary Prospectus issued January 16, 2018

Registration Statement No. 333-221916

Corporación América Airports S.A.

This free writing prospectus relates to the proposed public offering of common shares (the “Offering”) of Corporación América Airports S.A. (“CAAP”), which is covered by the Registration Statement on Form F-1 (File No. 333-221916), as amended (the “Registration Statement”), that CAAP filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

The following article, based in part on an interview of CAAP’s chief executive officer, Martín Eurnekián, appeared in Portuguese on the website of Valor Econômico on January 29, 2018.

You should consider the statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement (including the preliminary prospectus that satisfies the requirements of Section 10 of the Act that may be subsequently filed with the SEC) and the final prospectus to be subsequently filed with the SEC, as well as the section entitled “Clarifications” below. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the article below, including those that are attributed directly to Mr. Martín Eurnekián, were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.

Corporación returns to airports bid and prepares IPO in NY.

(translated from Portuguese)

By Daniel Rittner

Corporacíon América, which did not participate in the last two rounds of airport concessions, wishes to expand its portfolio of assets in Brazil. The Argentine group intends to return to the competition in the sector and participate in the next bid, estimated for the second semester of 2018, having as its main target the group of airports in the Northeast – starting with the Recife Airport.

“We definitely have interest,” says the CEO, Martín Eurnekián, indicating the Recife terminal as the most attractive asset. “We are only waiting for the invitations to bid,” adds the Argentine entrepreneur, who talked to us during the World Economic Forum last week in Davos.

The winner of the Recife concession will be granted five other airports: João Pessoa (PB), Maceió (AL), Aracaju (SE), Campina Grande (PB) e Juazeiro do Norte (CE). The next round has two additional groups of airports: Mato Grosso (including the airport of Cuiabá and regional airport terminals in that state), and the group formed by Vitória (ES) and Macaé (RJ).

Corporación América, the private operator with the highest number of airports in the world, started operations in Brazil after winning in 2011 the bid for the airport of São Gonçalo do Amarante (RN), close to Natal. In the next year, it won the bid for the right for the concession for the Juscelino Kubitschek airport (DF) for 25 years.

However, contrary to market expectations, the Argentines did not participate in the two next rounds – one of them conducted by the former President Dilma Rouseff and the other under the government of Michel Temer.

“We wanted to participate in the last bid, we retained Itaú and Banco do Brasil, but we did not like the invitations to bid,” said Eurnekián, referring to risk factors that were to be borne by the winning bidder. He avoided providing further details, but investors indicated that the main uncertainties at that time were the risks concerning environmental licensing and the removal of families due to construction works necessary to expand runways. “We believe that these matters will be resolved in the next round.”

Eurnekián does not deny that a consortium may be formed, but he mentions that it is still too early. The reason: Corporacíon América Airports, the branch of the group created to unify the operations in 52 airports worldwide, of which he is CEO, very close to an initial public offering and listing on the New York Stock Exchange.

It will probably be the first initial public offering of a Latin American company abroad in 2018. Neither the entrepreneur nor his communication advisors would comment on the exact date of the launch of the initial public offering. Bloomberg calculated the amount of the offering at US$750 million, but the group did not comment on such estimate.

According to Eurnekián, the Brazilian assets are not for sale – not even the Natal airport, which had generated rumors in the market. “We have already done everything to fix it,” he said, referring to problems in the base of the runway. “The worst moment is gone, we should now wait for future growth, the airport is good. It is still necessary to improve road access, but it has a very good structure. We are going to stay there,” he reiterated.

After a decrease of around 10% in the demand of passengers in 2016, the movement at the Brasília airport – the biggest of the group – decreased again in the first eight months of last year, but there was an increase as of September, anticipated Eurnekián. The increase contributes to the construction project of a complex including hotels, office centers, restaurants and cinemas. The amount of the project is estimated at R$1.0 billion. Financing was not in place. “We continue moving on. Now we have everything practically closed.”

In addition to the assets in Brazil, Corporacíon América manages airports in Argentina – including Ezeiza and Aeroparque in Buenos Aires, Montevideo (Uruguay), Guayaquil (Ecuador) and Zvartnots (Armenia), the origin of the Eurnekián family, as well as other minor operations.

Clarifications

The Valor Econômico article states that the Brasilia Airport is the “biggest of the group” and it discusses the decline of about 10% in passenger traffic in 2016 and the first eight months of 2017. It also mentions an anticipated increase in passengers as of September 2017. CAAP directs the reader to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Passenger Traffic, Cargo Volume and Aircraft Movements—Our Passenger Traffic, Cargo Volume and Aircraft Movements by Segment” section of the preliminary prospectus where we disclose that our total passenger traffic in Brazil decreased from 15.4 million passengers in the nine-month period ended September 30, 2016 to 14.3 million passengers in the nine-month period ended September 30, 2017.

CAAP directs the reader to the “Our Strategy—Maximize revenue growth in existing concessions through capital expenditure programs” section of the preliminary prospectus where we discuss the final development planning stages of an expansion project of the terminal area at the Brasilia Airport to accommodate additional commercial area. Although a hotel at the Brasilia Airport may be constructed in the future, such construction project is not currently part of our existing development plan for the Brasilia Airport. CAAP also directs the reader to the “Risk Factors—Risk Related to Our Offering and Our Common Shares—We have broad discretion in how to use the net proceeds we receive from this offering and we may not apply the proceeds to uses with which all our shareholders agree or that produce income” section of the preliminary prospectus. CAAP also directs the reader generally to the “Risk Factors—Risk Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil” section of the preliminary prospectus for a discussion of the macroeconomic, political and financing risks we face with respect to our operations in Brazil.

The Valor Econômico article states that “[t]he amount of the Brasilia Airport expansion project is estimated at R$1.0 billion.” CAAP directs the reader to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures by Segment—Brazil” section of the preliminary prospectus where we described that during the next five years, we may incur additional expenditures of R$633.0 million in connection with the expansion of the commercial area at the Brasilia Airport.

Forward Looking Statements

During the interview of Mr. Eurnekian, Mr. Eurnekian may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: our business strengths and future results of operations; delays or unexpected casualties related to construction under our investment plans and master plans; our ability to generate or obtain the requisite capital to fully develop and operate our airports; general economic, political, demographic and business conditions in the geographic markets we serve; decreases in passenger traffic; changes in our investment commitments or our ability to meet our obligations thereunder; natural disaster-related losses which may not be fully insurable; terrorism in the international markets we serve; epidemics, pandemics and other public health crises; and changes in interest rates or foreign exchange rates, as well as the additional risks and uncertainties that could affect CAAP included in the section titled “Risk Factors” in the preliminary prospectus. All forward-looking statements contained herein are based on the information available to CAAP as of the date hereof.

CAAP has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents CAAP has filed with the SEC for more complete information about CAAP and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attn: Syndicate Prospectus Department, telephone: +1 (212) 667-8563, or via e-mail: EquityProspectus@opco.com;  BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, telephone: +1 (800) 294-1322, or via e-mail: dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1 (800) 831-9146;  Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attn: Prospectus Department, telephone: +1 (866) 471-2526, or via e-mail: prospectus-ny@ny.email.gs.com.